NO ACT

DC
PO
1-28-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024885

Received SEC

FEB 14 2008

Washington, DC 20549

February 14, 2008

Bob Normile
Senior Vice President and General Counsel
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

Act: 1934
Section: 14A-8
Rule: 14A-8
Public Availability: 2/14/2008

Re: Mattel, Inc.
Incoming letter dated January 28, 2008

Dear Mr. Normile:

This is in response to your letter dated January 28, 2008 concerning the shareholder proposal submitted to Mattel by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

January 28, 2008

1934 Act/Rule 14a-8

Sent Via E-Mail and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. — Stockholder Proposal of Robert Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company"), of our intention to omit from the proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (together, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") received from Mr. Robert Morse (the "Proponent"). The Proposal and its supporting statement are attached as Exhibit A.

The Company believes it properly may omit the Proposal from the 2008 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials.

The Company intends to mail to stockholders, on or about April 21, 2008, definitive copies of the 2008 Proxy Materials in conjunction with its 2008 Annual Meeting of Stockholders. That meeting currently is anticipated to be held on May 29, 2008. The Company intends to file definitive copies of the 2008 Proxy Materials with the Commission at the same time they are first mailed to stockholders. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six (6) copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its 2008 Proxy Materials. Also enclosed is an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's 2008 Proxy Materials.

I. Reasons for Omission: Rule 14a-8(i)(12) — Resubmissions

Rule 14a-8(i)(12)(i) provides that a stockholder's proposal may be excluded from a company's proxy materials: "if the proposal deals with substantially the same subject matter as another proposal . . . that has . . . been previously included in the company's proxy materials within the preceding 5 calendar years" and "the proposal received less than 3% of the vote if proposed once within the preceding 5 calendar years."

Mr. Morse previously submitted a proposal (the "Previous Proposal") that was included in the proxy statement for the Company's 2007 Annual Meeting of Stockholders filed on April 12, 2007 (the "2007 Proxy Statement"). The Previous Proposal and its supporting statement are attached as Exhibit B. Although the wording of the Proposal and the Previous Proposal are not identical, they both deal with substantially the same matter: both seek to limit the remuneration to any of the top five persons named in management to $500,000.00 per year. Numerous SEC no-action letters establish that proposals that address "substantially the same subject matter" may be excluded under Rule 14a-8(i)(12). See, for example, Bristol-Myers Squibb Company (pub. avail. February 11, 2004) (proposals pertaining to pricing policies for pharmaceuticals were excluded since they dealt with the same substantive concern as stockholder proposals previously included in the proxy) and ChevronTexaco Corporation (pub. avail. February 3, 2004) (proposal that the company report on the impact of its drilling in a wildlife refuge was excluded since it dealt with the same subject matter as stockholder proposals previously included in the proxy). See also SEC Release No. 34-20091 (August 16, 1983) which provides that there should be a "consideration of the substantive concerns raised by a proposal rather than the specific language . . ." of the proposal. Given that the Previous Proposal and the Proposal are nearly identical in wording and relate to the same substantive concern (limiting remuneration to any of the top five persons named in management to $500,000.00 per year), the Proposal may be characterized as dealing with "substantially the same subject matter" as the Previous Proposal, which was previously included in the Company's proxy materials within the preceding 5 calendar years.

As reported in the Company's Form 10-Q for the second quarter of 2007, filed on August 3, 2007, the Previous Proposal was defeated by the following vote at the 2007 Annual Meeting of Stockholders: 4,759,953 shares voted "for" and 323,373,434 shares voted "against" (there were also 2,809,253 shares that abstained and 30,003,558 broker non-votes, but as explained on pages 2 and 3 of the 2007 Proxy Statement, abstentions and broker non-votes did not have any effect as to whether the Previous Proposal was approved). Adding the "for" and "against" votes together, the total votes cast were 328,133,387. The "for" votes constitute only 1.45% of the total votes cast. Thus, the Previous Proposal received less than 1.5% of the vote at the Company's 2007 Annual Meeting of Stockholders. Since the Previous Proposal failed to meet the required 3% threshold at the 2007 Annual Meeting of Stockholders, the Proposal may be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(12)(i).

II. Conclusion

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2008 Proxy Materials. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Mr. Robert Morse (w/attachments)

Exhibit A

Text of Proposal and Supporting Statement from Mr. Robert Morse

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Mattel, Incorporated stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit!

Exhibit B

Text of Previous Proposal and Supporting Statement from Mr. Robert Morse

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2,000.00 or more in Mattel Corporation stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such. This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors, a fine decision for shareowners!

Thank you and please vote "YES" for this Proposal. It is for YOUR benefit!

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 28, 2008

The proposal requests that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks" applicable after existing programs have been completed and discontinuing severance programs.

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END